Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
	(millions of dollars)
Earnings, as defined:
Income from continuing operations	$430	$1,677
Income taxes	153	777
Fixed charges included in the determination of income from continuing operations, as below	340	1,195
Amortization of capitalized interest	9	34
Distributed income of equity method investees	—	33
Less: Equity in earnings of equity method investees	2	25
Total earnings, as defined	$930	$3,691

Fixed charges, as defined:
Interest expense	$319	$1,121
Rental interest factor	14	47
Allowance for borrowed funds used during construction	7	27
Fixed charges included in the determination of income from continuing operations	340	1,195
Capitalized interest	29	140
Total fixed charges, as defined	$369	$1,335

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.52	2.76
————————————

(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.